Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is ARC management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  The MD&A is dated February 8, 2010 and should be read in conjunction with the audited Consolidated Financial Statements as at and for the year ended December 31 2009, the MD&A and the audited Consolidated Financial Statements as at and for the year ended December 31, 2008, the MD&A and the unaudited Consolidated Financial Statements for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

The MD&A contains Non-GAAP measures and forward-looking statements; and readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under “Non-GAAP Measures” and “Forward-Looking Statements” included at the end of this MD&A.

Executive Overview

ARC Energy Trust (“ARC”) or (“the Trust”) is an actively managed oil and natural gas entity formed to provide investors with indirect ownership in cash generating energy assets, that currently consist of oil and natural gas assets. The major operating activities of ARC are the development, production and sale of crude oil, natural gas liquids and natural gas.

ARC’s main objective is value creation through the development of large oil and natural gas pools.  The business strategy and activities that support this objective are:

Resource Plays

•                  Acquisition and development of land and producing properties with large volumes of oil and gas in place, such as the Montney development in Dawson in northeastern British Columbia, Ante Creek in northern Alberta and the Cardium formation at Pembina in central Alberta.

Conventional Oil & Gas Production

•                  Maximizing production while controlling operating costs on oil and gas wells located within ARC’s seven core producing areas all of which are located in western Canada.  ARC’s total production in 2009 was almost evenly split between commodities with 51 per cent of production from natural gas and 49 per cent from oil and gas liquids.  Conventional oil and gas properties continue to be developed to increase the recoverable reserves through development drilling, optimization and waterflood programs.  Within ARC’s core areas many properties would be considered “resource plays” due to the substantial reserves still in place and the advancement of proved horizontal drilling and multi-stage fracture stimulation technology to develop these reserves.

•                  The periodic acquisition of strategic producing and undeveloped properties to enhance current production or provide the potential for future drilling locations and if successful, additional production and reserves.

Enhanced Oil Recovery (“EOR”)

•                  Evaluation and implementation of enhanced oil recovery programs to increase ARC’s recoverable reserves in existing oil pools.  ARC has a non-operated interest in the Weyburn and Midale units in Saskatchewan.  Operators of both these units have implemented CO2 injection programs to increase recoverable oil reserves.  In 2008 ARC advanced this strategy of enhanced oil recovery with the initiation of a CO2 pilot program at Redwater.

ARC’s goal is to provide superior long-term returns to unitholders.  ARC’s structure provides returns to unitholders through both the receipt of monthly cash distributions and the potential for capital appreciation.

Currently, ARC distributes $0.10 per unit per month.  The remainder of the cash flow is used to fund reclamation costs, and a portion of capital expenditures.  In 2009 cash flow and proceeds from the DRIP program funded $194.3 million of capital expenditures and a net contribution of $4.6 million to the reclamation funds.  Since ARC’s inception in July 1996 to December 31, 2009, ARC has distributed $3.5 billion or $24.98 per unit.

Capital appreciation for ARC’s unitholders would be associated with increased market values for ARC’s production and reserves.  ARC’s management strives to replace or grow both production and reserves through drilling new wells and associated oil and natural gas development activities.  The vast majority of the annual capital budget is being deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs, and the acquisition of undeveloped land.  ARC continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.  ARC’s normalized reserves per unit have increased by 10 per cent to 1.57 per unit from 1.42 per unit in 2008 while production per thousand trust units decreased slightly from 0.29 to 0.27.  Since year-end 2007, ARC has increased normalized reserves per unit by 16 per cent, and normalized production per thousand trust units has declined by 10 per cent while ARC has made distributions of $3.95 per unit or $868.5 million.  Details of the calculations for normalized production and reserves per unit are provided in Table 1.

Table 1

Per Trust Unit	2009	2008	2007
Normalized production per unit (1) (2)	0.27	0.29	0.30
Normalized reserves per unit (1) (3)	1.57	1.42	1.35
Distributions per unit	$1.28	$2.67	$2.40

(1)             Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per unit values.

(2)             Production per unit represents daily average production (boe) per thousand trust units and is calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.

(3)             Reserves per unit are calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator at period end, divided by period end trust units outstanding including trust units issuable for exchangeable shares.

ARC’s business plan has resulted in significant operational success as seen in Table 2 where ARC’s trailing five year annualized return per unit was 12.4 per cent.

Table 2

Total Returns (1) ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	1.28	6.35	10.74
Capital (depreciation) appreciation per unit	(0.16)	(2.36)	2.04
Total return per unit	6.9%	20.0%	79.5%
Annualized total return per unit	6.9%	6.3%	12.4%
S&P/TSX Capped Energy Trust Index	43.5%	2.5%	9.1%

(1)              Calculated as at December 31, 2009.

Financial Highlights for the year-ended December 31, 2009

Table 3

(Cdn $ millions, except per unit and volume data)	2009	2008	% Change
Cash flow from operating activities	497.4	944.4	(47)
Cash flow from operating activities per unit (1)	2.11	4.37	(52)
Net income	222.8	533.0	(58)
Net income per unit (2)	0.96	2.50	(62)
Distributions per unit (3)	1.28	2.67	(52)
Distributions as a per cent of cash flow from operating activities	60	60	—
Average daily production (boe/d) (4)	63,538	65,126	(2)

(1)             Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.

(2)             Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)             Based on number of trust units outstanding at each distribution record date.

(4)             Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

2009 Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2009 and 2010 Guidance and a review of 2009 actual results compared to guidance.

Table 4

	2009 Guidance	2009 Actual	% Variance	2010 Guidance
Production (boe/d)	63,000-64,000	63,538	—	70,500-72,500
Expenses ($/boe):
Operating costs	10.50	10.19	(3)	10.30
Transportation	0.90	0.89	(1)	1.00
G&A expenses (cash & non-cash) (1)	2.10	2.26	8	2.85
Interest	1.30	1.11	(15)	1.40
Capital expenditures ($ millions)	365	360	(1)	610
Annual weighted average trust units and trust units issuable (millions) (2)	238	235	(1)	254

(1)             2009 G&A guidance amount of $2.10 per boe included $1.75 per boe for cash G&A costs, $0.55 per boe for cash Whole Unit Plan costs and a recovery of $0.20 per boe for the non-cash portion of the Whole Unit Plan.  2010 G&A guidance amount of $2.85 per boe includes $2 per boe for cash G&A costs, $0.90 per boe for cash Whole Unit Plan costs and a recovery of $0.05 per boe for the non-cash portion of the Whole Unit Plan.

(2)             2010 Annual weighted average trust units has been revised to reflect the increase in the equity offering that closed in January 2010 from 10.1 million to 13 million units.

Actual results for 2009 are in-line with guidance amounts with the exception of the following:

G&A expenses — total cash G&A costs were $0.04 per boe below guidance however actual non-cash Whole Unit Plan costs were nil for the year whereas the guidance amount was estimating a recovery of $0.20 per boe.  The difference is due to ARC’s December 31, 2009 closing trust unit price that was higher than the amount estimated when calculating the original guidance amount.

Interest expense — was below guidance for the full year of 2009 due to ARC’s ability to cash fund more capital expenditures in the last half of 2009 with the uplift in commodity prices, therefore drawing less funds from debt and saving on interest expense.

The 2010 Guidance provides unitholders with information on management’s expectations for results of operations, excluding any acquisitions or dispositions for 2010.  Readers are cautioned that the 2010 Guidance may not be appropriate for other purposes.

Cash Flow from Operating Activities

Cash flow from operating activities decreased by 47 per cent in 2009 to $497.4 million from $944.4 million in 2008. Decreases in crown royalties and a cash gain on risk management contracts were more than offset by the 41 per cent ($29.18 per boe) decrease in commodity prices relative to the full year of 2008 as well as a two per cent decrease in volumes during the period. The decrease in 2009 cash flow from operating activities is detailed in Table 5.

Table 5

	($ millions)	($ per trust unit)	(% Change)
2008 Cash flow from Operating Activities	944.4	4.37	—
Volume variance	(46.2)	(0.21)	(5)
Price variance	(682.0)	(3.15)	(72)
Cash (losses) and gains on risk management contracts	95.1	0.44	10
Royalties	159.9	0.74	17
Expenses:
Transportation	(1.6)	(0.01)	(0.2)
Operating (1)	6.1	0.03	0.6
Cash G&A	7.7	0.04	0.8
Interest	7.2	0.03	0.8
Taxes	(0.3)	—	—
Realized foreign exchange loss	1.9	0.01	0.2
Weighted average trust units	—	(0.22)	—
Non-cash and other items (2)	5.2	0.02	—
2009 Cash flow from Operating Activities	497.4	2.09	—

(1)             Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.

(2)             Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2010 Cash Flow from Operating Activities Sensitivity

Table 6 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment and the resulting impact on cash flows from operating activities in total and per trust unit:

Table 6

		Impact on Annual Cash flow from operating activities (4)
Business Environment(1)	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (2) (3)	$75.00	$1.00	$0.04
Natural gas price (Cdn$AECO/mcf) (2) (3)	$5.50	$0.10	$0.03
Cdn$/US$ exchange rate (2) (3) (5)	1.05	$0.01	$0.03
Interest rate on debt (2)%	4.00%	1.0	$0.01
Operational
Liquids production volume (bbl/d)	31,500%	1.0	$0.03
Gas production volumes (mmcf/d)	240.0%	1.0	$0.01
Operating expenses per boe	$10.30%	1.0	$0.01
Cash G&A and LTIP expenses per boe	$2.85%	10.0	$0.03

(1)             Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)             Prices and rates are indicative of published forward prices and rates at the time of this MD&A.  The calculated impact on annual cash flow from operating activities would only be applicable within a limited range of these amounts.

(3)             Analysis does not include the effect of hedging contracts.

(4)             Assumes constant working capital.

(5)             Includes impact of foreign exchange on crude oil prices that are presented in U.S. dollars.  This amount does not include a foreign exchange impact relating to natural gas prices as they are presented in Canadian dollars in this sensitivity.

Net Income

Net income in 2009 was $222.8 million ($0.96 per unit), a decrease of $310.2 million from $533 million ($2.50 per unit) in 2008.  Net income for 2009 reflects the lower commodity price environment in the current year and includes certain non-cash items that served to increase net income in the current year.

In 2009, ARC recorded a $69 million non-cash foreign exchange gain on U.S. denominated debt ($60.4 million net of future income taxes) as compared to a non-cash loss of $88.5 million ($77.4 million net of future income taxes) recorded for the same period in 2008.

In 2009, ARC recorded a $1.7 million net cash recovery for non-recoverable accounts receivable ($1.3 million net of future income taxes) as compared to a $32 million ($24 million net of future income taxes) non-cash expense for non-recoverable amounts recorded in 2008.

The above amounts were offset by a $7.7 million ($5.8 million net of future income taxes) non-cash loss on unrealized risk management contracts recorded in 2009 as compared to a $68 million ($51 million net of future income taxes) non-cash unrealized gain recorded for the same period in 2008.

Production

Production volumes averaged 63,538 boe per day in 2009 compared to 65,126 boe per day in 2008 as detailed in Table 7.  The decrease in 2009 production is a result of the reduction of the capital expenditure program.

Table 7

Production	2009	2008	% Change
Light & medium crude oil (bbl/d)	26,423	27,239	(3)
Heavy oil (bbl/d)	1,086	1,274	(15)
Natural gas (mmcf/d)	194.0	196.5	(1)
NGL (bbl/d)	3,689	3,861	(4)
Total production (boe/d) (1)	63,538	65,126	(2)
% Natural gas production	51	50	2
% Crude oil and liquids production	49	50	(2)

(1)              Reported production for a period may include minor adjustments from previous production periods.

Light and medium crude oil production decreased to 26,423 boe per day compared to 27,239 boe per day in 2008, while heavy oil production declined by 188 boe per day.  Compared to 2008, the total crude oil production is down approximately 1,000 barrels per day.  Natural gas production was 194 mmcf per day in 2009, a decrease of one per cent from the 196.5 mmcf per day produced in 2008. This slight decline was primarily due to plant turnarounds completed at third party facilities that shut-in gas production.

ARC’s objective is to maintain annual production through the drilling of wells and other development activities to the full extent possible, while giving consideration to capital spending constraints and the economics of developing ARC’s resources.  In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During 2009, ARC drilled 145 gross wells (120 net wells) on operated properties; 37 gross oil wells, and 108 gross natural gas wells with a 99 per cent success rate.

ARC expects that 2010 full year production will average approximately 70,500 to 72,500 boe per day and that a total of 211 gross wells (195 net) will be drilled by ARC on operated properties with participation in an additional 91 gross wells (18 net) to be drilled on ARC’s non-operated properties. ARC estimates that the 2010 drilling program and the start-up of a new gas plant in the Dawson area will increase production in 2010 by 11 per cent to 14 per cent over 2009 production levels.  The planned capital expenditures for 2010 have been increased to approximately $610 million from actual expenditures of $360 million in 2009, which were scaled back from an original 2009 planned budget of $585 million due to the significant decline in commodity prices.

Table 8 summarizes ARC’s production by core area:

Table 8

	2009				2008
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	6,984	1,279	27.7	1,083	7,495	1,406	29.2	1,218
N.E. BC & N.W. AB	13,794	715	74.4	672	12,678	802	67.6	613
Northern AB	9,004	4,096	24.5	821	9,791	4,516	26.1	921
Pembina & Redwater	13,560	9,412	19.0	978	13,707	9,495	19.7	936
S.E. AB & S.W. Sask.	8,841	1,027	46.9	13	9,701	985	52.2	11
S.E. Sask. & MB	11,357	10,980	1.5	122	11,754	11,309	1.7	162
Total	63,538	27,509	194.0	3,689	65,126	28,513	196.5	3,861

(1)             Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.

Revenue

Revenue decreased to $978.2 million in 2009, $728.2 million lower than 2008 revenues of $1.7 billion. The decrease in realized oil prices accounted for $333.5 million of the $358.1 million decline in oil revenue with only $24.6 million of the decrease attributable to lower oil volumes. Natural gas revenue decreased by $320.8 million of which $316.5 million was attributable to decreased realized prices with the balance of $4.3 million attributed to lower natural gas volumes in 2009.

A breakdown of revenue is outlined in Table 9:

Table 9

Revenue
($ millions)	2009	2008	% Change
Oil revenue	625.0	983.1	(36)
Natural gas revenue	296.0	616.8	(52)
NGL revenue	54.8	98.5	(44)
Total commodity revenue	975.8	1,698.4	(43)
Other revenue	2.4	8.0	(70)
Total revenue	978.2	1,706.4	(43)

Commodity Prices Prior to Hedging

Table 10

	2009	2008	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	4.13	8.13	(49)
WTI oil (US$/bbl) (2)	61.93	99.66	(38)
Cdn$ / US$ foreign exchange rate	1.13	1.05	8
WTI oil (Cdn$/bbl)	69.70	104.30	(33)
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	62.24	94.20	(34)
Natural gas ($/mcf)	4.18	8.58	(51)
NGL ($/bbl)	40.67	69.71	(42)
Total commodity revenue before hedging ($/boe)	42.07	71.25	(41)
Other revenue ($/boe)	0.11	0.34	(68)
Total revenue before hedging ($/boe)	42.18	71.59	(41)

(1)             Represents the AECO monthly posting.

(2)             WTI represents posting price of West Texas Intermediate oil.

Oil prices continued to recover in the second half of 2009 with US$WTI prices averaging $76.17 per bbl in the fourth quarter, and $68.29 per bbl in the third quarter compared to $51.46 per bbl for the first half of 2009.  Despite this recovery, prices for oil on average in 2009 were down 38 per cent compared to 2008 as detailed in Table 10.  ARC’s oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of ARC’s crude oil production.  The realized price for ARC’s oil, before hedging, was $62.24 per bbl, a 34 per cent reduction over the 2008 realized price of $94.20 per bbl.

Natural gas prices softened throughout 2009 with a strengthening in the fourth quarter.  Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $4.13 per mcf in 2009 compared to $8.13 per mcf in 2008. ARC’s realized gas price, before hedging, decreased by 51 per cent to $4.18 per mcf compared to $8.58 per mcf throughout 2008. ARC’s realized gas price is based on prices received at the various markets in which ARC sells its natural gas. ARC’s natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.  Natural gas prices started to recover in the fourth quarter of 2009 with posted prices in the month of December registering over $5 per mcf. In addition, the forward curve for natural gas prices has strengthened to reflect 2010 prices of approximately $6 per mcf. Management is pursuing strategic initiatives to capitalize on strengthening forward prices, where possible in order to protect the economics of the 2010 capital program.

Prior to hedging activities, ARC’s total realized commodity price was $42.17 per boe in 2009, a 41 per cent decrease from the $71.59 per boe in 2008.

Risk Management and Hedging Activities

ARC maintains an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of cash flows, and to protect acquisition and capital expenditures economics.

Gain or loss on risk management contracts comprise realized and unrealized gains or losses on contracts that do not meet the accounting definition requirements of an effective hedge, even though ARC considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the Consolidated Statements of Income and Deficit.

Lower natural gas prices in 2009 resulted in realized cash gains of $28.5 million on natural gas risk management contracts as ARC’s contracted prices were higher than market prices during the year.  Realized cash losses of $14.8 million were recorded on ARC’s crude oil risk management contracts as a result of premiums paid during 2009, and small losses recorded on ARC’s fixed price swap contracts where the market oil price rose above the contracted price.  In addition, ARC realized a $4.8 million cash gain on interest rate risk management contracts.

ARC’s 2009 results include an unrealized total mark-to-market loss of $7.7 million with a net unrealized mark-to-market loss position of $4.8 million as at December 31, 2009.  The mark-to-market values represent the market price to buy-out ARC’s contracts as of December 31, 2009 and may differ from what will eventually be realized.

Table 11 summarizes the total gain (loss) on risk management contracts for the year-over-year change as of the 2009 year-end:

Table 11

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power(3)	Interest	2009 Total	2008 Total
Realized cash (loss) gain on contracts (1)	(14.8)	28.5	2.0	(1.1)	4.8	19.4	(75.7)
Unrealized gain (loss) on contracts (2)	5.0	(2.5)	—	(4.8)	(5.4)	(7.7)	68.0
Total (loss) gain on risk management contracts	(9.8)	26.0	2.0	(5.9)	(0.6)	11.7	(7.7)

(1)         Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)         The unrealized gain (loss)  on contracts represents the change in fair value of the contracts during the period.

(3)         Amounts presented in Table 11 exclude a $1.5 million realized loss and an unrealized loss of $3.8 million for ARC’s power contracts that have been designated as effective hedges for accounting purposes.  Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.

ARC currently limits the amount of forecast production that can be hedged to a maximum 50 per cent with the balance of production being sold at market prices.  In addition, project specific hedges may be entered into from time to time to protect the economics of certain capital expenditures.  Table 12 is an indicative summary of ARC’s positions for crude oil and natural gas as at December 31, 2009.

Table 12

Hedge Positions

As at December 31, 2009  (1)(2)

	Q1 2010		Q2 2010		Q3 2010(3)		Q4 2010
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	95.36	9,000	96.81	8,000	96.81	8,000	96.81	8,000
Bought Put	76.17	9,000	77.19	8,000	77.19	8,000	77.19	8,000
Sold Put	62.80	2,000	62.80	2,000	62.80	2,000	62.80	2,000

Natural Gas	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day	Cdn$/mcf	mcf/day
Sold Call	5.92	75,825	5.77	95,825	5.77	95,825	5.92	75,825
Bought Put	5.92	75,825	5.77	95,825	5.77	95,825	5.92	75,825
Sold Put	—	—	—	—	—	—	—	—

(1)         The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price.

(2)         In addition to positions shown here, ARC has entered into additional basis positions until October 2012.  Please refer to note 13 in the Notes to the Consolidated Financial Statements for full details of ARC’s risk management positions as of December 31, 2009.

(3)         During the last half of 2009, ARC took advantage of favorable forward curve pricing for natural gas and entered into a long-term contract for a small portion of future forecast production.  In addition to contracts listed above, ARC has entered into fixed price swaps starting in 2011 and ending in December 2013 at an average price of $6.40 per mcf for 42,654 mcf per day.

Table 12 should be interpreted as follows using the first quarter 2010 crude oil hedges as an example. To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•                  If the market price is below $62.80, ARC will receive $76.17 less the difference between $62.80 and the market price on 2,000 bbl per day.  For example, if the market price is $62.75, ARC will receive $76.12 on 2,000 bbl per day.

•                  If the market price is between $62.80 and $76.17, ARC will receive $76.17 on 9,000 bbl per day.

•                  If the market price is between $76.17 and $95.36, ARC will receive the market price on 9,000 bbl per day.

•                  If the market price exceeds $95.36, ARC will receive $95.36 on 9,000 bbl per day.

Operating Netbacks

ARC’s operating netback, before realized hedging gains and losses, decreased 48 per cent to $24.72 per boe in 2009 compared to $47.75 per boe in 2008. The decrease in netbacks is due mainly to reduced commodity prices partially offset by the corresponding reduction in royalties in the period.

ARC’s 2009 netback, after realized hedging gains and losses, was $25.26 per boe, a 43 per cent decrease from 2008.  The 2009 netback includes net gains recorded on ARC’s crude oil and natural gas risk management contracts during 2009 of $0.54 per boe compared to a net loss of $3.17 per boe recorded for the same period in 2008.

The components of operating netbacks are summarized in Table 13:

Table 13

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	2009 Total ($/boe)	2008 Total ($/boe)
Weighted average sales price	62.51	55.74	4.18	40.67	42.07	71.25
Other revenue	—	—	—	—	0.10	0.34
Total revenue	62.51	55.74	4.18	40.67	42.17	71.59
Royalties	(9.63)	(5.34)	(0.50)	(13.03)	(6.37)	(12.91)
Transportation	(0.18)	(1.15)	(0.26)	—	(0.89)	(0.80)
Operating costs (1)	(12.88)	(12.46)	(1.33)	(7.85)	(10.19)	(10.13)
Netback prior to hedging	39.82	36.79	2.09	19.79	24.72	47.75
Realized (loss) gain on risk management contracts(2)	(1.65)	—	0.40	—	0.54	(3.17)
Netback after hedging	38.17	36.79	2.49	19.79	25.26	44.58

(1)         Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

(2)         Realized loss on risk management contracts include the settlement amounts for crude oil and natural gas and power contracts.  Foreign exchange and interest contracts are excluded from the net back calculation.

Royalties as a percentage of pre-hedged commodity revenue net of transportation decreased to 15.4 per cent ($6.37 per boe) in 2009 compared to 18.2 per cent ($12.91 per boe) in 2008.

The Alberta Government’s Alberta Royalty Framework (“Framework” or “ARF”) took effect January 1, 2009 and provides for sliding scale crown royalty rates, whereby rates increase in high commodity price environments and decrease in low commodity price environments. The 2009 royalty rate is in line with management’s expectations due to the low natural gas price environment.  The recovery of crude oil prices in the second half of 2009 has resulted in higher oil crown royalty payments as compared to the first half of 2009, while natural gas crown royalty payments were low until December of 2009 when prices started to increase more significantly.

Royalty rates in the other western provinces vary due to production levels and price but to a lesser extent than Alberta royalty rates. Table 14 estimates the royalties applicable to production from ARC’s properties at various price levels.

Table 14

Provincial Royalty Rates - Forecast for 2010
Edmonton posted oil (Cdn/$/bbl) (1)	$60	$80	$100
AECO natural gas (Cdn$/mcf) (1)	$4.00	$5.50	$6.50
Alberta royalty rate	12.6%	18.1%	22.6%
Saskatchewan royalty rate (2)	17.9%	17.9%	17.9%
British Columbia royalty rate (2)	17.0%	17.0%	17.0%
Manitoba royalty rate (2)	13.0%	13.0%	13.0%
Total Corporate Royalty Rate	14.6%	17.8%	20.4%

(1)         Canadian dollar denominated prices before quality differentials.

(2)         Royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which ARC operates.

Following the implementation of the ARF, the Alberta Government introduced certain transitional rates and incentive programs to provide royalty relief to producers and in turn encourage continued drilling activity in the province.  ARC is eligible for the Alberta programs assuming the necessary criteria are met and required elections are filed. The drilling credit program applies to new wells drilled between April 1, 2009 and March 31, 2011.  At year-end, ARC has accrued credits of $8.1 million and estimates it will generate a maximum $16.5 million credit over the life of the program based on forward looking prices.  ARC is automatically eligible for the reduced royalty rate incentive on new production for wells coming on production between April 1, 2009 and March 31, 2011.  These wells will receive a crown royalty rate of five per cent subject to certain production limits.

During 2009, the British Columbia government announced a new stimulus package designed to attract investment and produce immediate economic benefits for the province.  The stimulus package included royalty incentives in the form of reduced royalty rates for wells drilled in the province between September 1, 2009 and June 30, 2010, and modifications to the existing deep well drilling program to increase available credits and expand depth criteria whereby additional wells may qualify for the program. ARC estimates that the deep well drilling credits could save approximately $1 million per horizontal well drilled.  These credits will be recorded as a reduction to royalty expense to the extent that royalties are incurred on the well drilled.  The royalty reduction program will result in a two per cent maximum royalty rate for a period of 12 months.  Management estimates that for wells that do not qualify for the drilling credit program, the reduced royalty incentive could generate savings of $1 million per well at natural gas prices of $3 per mcf to $2.5 million per well at natural gas prices of $7 per mcf.  Wells that qualify for the drilling credit program must draw down the drilling credit before qualifying for the reduced royalty program.  Management plans to drill 20 wells in British Columbia on operated properties during the incentive period in order to maximize the total benefit to ARC and its unitholders. New wells drilled that will qualify for the two per cent royalty incentive are expected to come on production in the third and fourth quarters of 2010.

Operating costs remained flat at $10.19 per boe compared to $10.13 per boe in 2008 with the costs associated with operating new wells brought on stream offset by lower electricity costs and cost savings and efficiency programs achieved by the operations team.

Looking ahead to 2010, ARC expects to incur full year operating costs of $10.30 per boe or approximately $270 million based on annual production of between 70,500 and 72,500 boe per day.

General and Administrative Expenses (“G&A”) and Trust Unit Incentive Compensation

G&A, prior to long-term incentive payments under the Whole Unit Plan and net of overhead recoveries on operated properties, increased 4.9 per cent to $40.7 million in 2009 from $38.8 million in 2008. The modest increase in G&A expenses was primarily due to a decrease in operating recoveries of $1.4 million resulting from lower levels of capital spending during 2009.

Cash G&A in 2010 is expected to increase by approximately $10.6 million with increases in compensation and additional staff hires required to exploit our growth opportunities including the Montney, Ante Creek and Pembina assets as well as additional rent costs for the Calgary office relocation.  ARC’s Calgary office lease on its existing space terminates in May of 2010 and ARC has secured new space at a competitive rate on a 14 year term.  ARC has committed to additional space in the new premises to accommodate future growth and expansion that will result in higher year-over-year cash G&A costs.  ARC has hired an agent to sublet near-term excess space to partially offset this additional cost.

ARC paid out $16.6 million under the Whole Unit Plan in 2009 compared to $28.2 million in 2008 ($11.7 million and $21.3 million of the payouts were allocated to G&A in 2009 and 2008, respectively, and the remainder to operating costs and property, plant and equipment).  The reduced payments in 2009 are a result of the decline in ARC’s unit price observed throughout 2009 and specifically in March and September when cash payments were made.  The next cash payment under the Whole Unit Plan is scheduled to occur in March 2010.

Table 15 is a breakdown of G&A and trust unit incentive compensation expense under the Whole Unit Plan:

Table 15

G&A and Trust Unit Incentive Compensation Expense ($ millions except per boe)	2009	2008	% Change
G&A expenses	56.1	55.6	1
Operating recoveries	(15.4)	(16.8)	(8)
Cash G&A expenses before Whole Unit Plan	40.7	38.8	5
Cash Expense – Whole Unit Plan	11.7	21.3	(45)
Cash G&A expenses including Whole Unit Plan	52.4	60.1	(13)
Accrued compensation - Whole Unit Plan	(0.1)	1.1	(109)
Total G&A and trust unit incentive compensation expense	52.3	61.2	(15)
Total G&A and trust unit incentive compensation expense per boe	2.26	2.57	(12)

A non-cash Whole Unit Plan recovery (“non-cash compensation recovery”) of $0.1 million ($nil per boe) was recorded in 2009 compared to an expense of $1.1 million ($0.05 per boe) in 2008.  The recovery in 2009 relates to the estimated costs of the plan to December 31, 2009, offset by a reversal of the accrual for the cash payments made during the year.

Whole Unit Plan

The Whole Unit Plan is designed to offer each employee, officer and director (the “plan participants”) cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. A performance multiplier is applied to the PTUs based on the percentile rank of ARC’s total unitholder return compared to its peers. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 16 shows the changes to the Whole Unit Plan during the year of RTUs and PTUs outstanding:

Table 16

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of year	756	959	1,715
Granted in the year	703	635	1,338
Vested in the year	(355)	(261)	(616)
Forfeited in the year	(52)	(28)	(80)
Balance, end of year (1)	1,052	1,305	2,357
Estimated distributions to vesting date (2)	183	318	501
Estimated units upon vesting after distributions	1,235	1,623	2,858
Performance multiplier (3)	—	1.2	—
Estimated total units upon vesting	1,235	1,996	3,231
Trust unit price at December 31, 2009	19.94	19.94	19.94
Estimated total value upon vesting	24.6	39.8	64.4

(1)         Based on underlying units before performance multiplier and accrued distributions.

(2)         Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)         The performance multiplier only applies to PTUs and was estimated to be 1.2 at December 31, 2009 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of ARC relative to its peers except during the first year of each grant where a performance multiplier of 1.0 is used.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Table 17 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier and units outstanding as at December 31, 2009:

Table 17

Value of Whole Unit Plan as at December 31, 2009	Performance multiplier
(units thousands and $ millions except per unit)	—	1.0	2.0
Estimated trust units to vest
RTUs	1,235	1,235	1,235
PTUs	—	1,623	3,246
Total units (1)	1,235	2,858	4,482
Trust unit price (2)	19.94	19.94	19.94
Trust unit distributions per month (2)	0.10	0.10	0.10
Value of Whole Unit Plan upon vesting (3)	24.6	57.0	89.4
2010	11.0	19.7	28.4
2011	8.2	16.8	25.3
2012	5.4	20.5	35.7

(1)         Includes additional estimated units to be issued for accrued distributions to vesting date.

(2)         Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $19.94 and $0.10 per trust unit distributions based on the unit price and distribution levels in place at December 31, 2009.

(3)         Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, ARC estimates that between $24.6 million and $89.4 million will be paid out from 2010 through 2012 based on the current trust unit price, distribution levels and ARC’s market performance relative to its peers.

Provision for Non-recoverable Accounts Receivable

For the year ended December 31, 2009, ARC recorded a recovery of $1.7 million for amounts received on balances previously included in ARC’s allowance for doubtful accounts.  The recovery includes $1.2 million for settlement of oil revenues that were previously due from SemCanada Crude (“SemCanada”), a counterparty that marketed a portion of ARC’s production, and had filed for protection under the Companies’ Creditors Arrangement Act in 2008. The remaining $0.5 million is composed of $0.6 million recovered from one counterparty and $0.1 million written off for balances deemed uncollectable from various counterparties.

Interest and Financing Charges

Interest and financing charges decreased to $25.7 million in 2009 from $32.9 million in 2008 due to a decrease in short-term interest rates as well as a reduction in debt outstanding. As at December 31, 2009, ARC had $846.1 million of long-term debt outstanding, of which $340.9 million was fixed at a weighted average rate of 5.9 per cent and $505.2 million, including the working capital facility, was floating at current market rates plus a credit spread of 60 to 65 basis points. Forty-six per cent (US$369.1 million) of ARC’s debt outstanding is denominated in U.S. dollars.  ARC’s credit facility is a three year facility maturing in April 2011.  Management’s current expectation is that the current credit spread would increase upon renewal by 150 to 250 basis points.

Foreign Exchange Gains and Losses

ARC recorded a gain of $70 million in 2009 on foreign exchange transactions compared to a loss of $89.4 million in 2008. These amounts include both realized and unrealized foreign exchange gains and losses.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.  There was a $1  million cash realized foreign exchange gain during the year, as well as a net non-cash realized gain of $2.7 million was recorded relating to debt repayments of $17.2 million made during the year.  These debt repayments were financed with ARC’s credit facility and therefore are considered to be non-cash transactions.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain or loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From December 31, 2008 to December 31, 2009, the Cdn$/US$ exchange rate decreased from 1.22 to 1.05 resulting in an unrealized gain of $66.3 million on U.S. dollar denominated debt.

Taxes

In 2009, a future income tax recovery of $32.8 million was included in income compared to a recovery of $4.5 million in 2008.  The current year recovery primarily relates to property, plant and equipment, and is a result of the depletion deduction claimed for accounting purposes exceeding the tax pools claimed for income tax purposes.  The current year recovery attributable to property, plant and equipment is partially offset by a future income tax liability relating to the unrealized foreign exchange gain on long-term debt.  In 2009, ARC’s expected future corporate income tax rate decreased marginally from 25.3 per cent to 25.1 per cent.

The corporate income tax rate applicable to 2009 is 29 per cent; however, ARC and its subsidiaries did not pay any cash income taxes for fiscal 2009. Due to ARC’s structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and ARC.

Management continues to work on the plan for converting ARC Energy Trust to a corporation on January 1, 2011.  After the conversion, the corporation would expect to allocate its cash flow among funding a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and cash payments to shareholders in the form of dividends.  Current taxes payable by ARC after converting to a corporation will be subject to normal corporate tax rates. Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs and claims for both accumulated tax pools and tax pools associated with current year expenditures.  As ARC has accumulated $2.2 billion of income tax pools, ARC expects that taxable income will be reduced or potentially eliminated for the initial period post conversion.  The $2.2 billion of income tax pools (detailed in Table 18) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 18

Income Tax Pool type	Cdn $ millions at December, 2009	Annual deductibility
Canadian Oil and Gas Property Expense	951.6	10% declining balance
Canadian Development Expense	391.1	30% declining balance
Canadian Exploration Expense	105.6	100%
Undepreciated Capital Cost	432.2	Primarily 25% declining balance
Non-Capital Losses	181.9	100%
Research and Experimental Expenditures	0.8	100%
Other	15.2	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,078.4
Additional Alberta Tax Pools	155.5	Various rates, 25% declining balance to100%
Total Federal and Provincial Pools	2,233.9

Returns to shareholders post conversion will be impacted by the reduction of cash flow required to pay current income taxes, if any.  Over the long-term, we would expect Canadian investors who hold their trust units in a taxable account to be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust in 2011.  However, Canadian tax deferred investors (those holding their trust units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower after tax return on distributions in taxable years after 2011 due to the introduction of the SIFT Tax should ARC stay as a trust, and their inability to claim the dividend tax credit if ARC converts to a corporation.

If a conversion from the trust structure to a corporation is approved by the unitholders, ARC expects there will be an opportunity to convert trust units to shares of the new corporation in a non-taxable manner; however, unitholders should consult their own tax advisor for details on the direct impact to themselves.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate increased to $16.66 per boe in 2009 from $15.93 per boe in 2008.  ARC posted a large increase in proved reserves at year-end 2009; however, these reserves were offset by a significant increase in the future development costs required to convert proven undeveloped reserves to proven producing reserves.

A breakdown of the DD&A rate is summarized in Table 19:

Table 19

DD&A Rate ($ millions except per boe amounts)	2009	2008	% Change
Depletion of oil & gas assets (1)	377.1	370.3	2
Accretion of asset retirement obligation (2)	9.3	9.3	—
Total DD&A	386.4	379.6	2
DD&A rate per boe	16.66	15.93	5

(1)          Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the reserves.

(2)          Represents the accretion expense on the asset retirement obligation during the year.

Goodwill

The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil and Gas in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets, for accounting purposes, acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. ARC has determined that there was no goodwill impairment as of December 31, 2009.

Capital Expenditures and Net Acquisitions

Capital expenditures, excluding acquisitions and dispositions, totaled $359.6 million in 2009, compared to $548.6 million in 2008. This amount was incurred on drilling and completions, geological, geophysical, facilities expenditures and corporate office costs.

Of the total amount spent in 2009, $204.8 million was spent in ARC’s resource plays, including $188.9 million for the Montney resource play in Northeast British Columbia.  A total of $120.3 million was spent on ARC’s conventional oil & gas properties, $22.9 million was spent on ARC’s enhanced oil recovery initiatives, and the balance of $11.6 million was spent on leasehold improvements for ARC’s new office space in downtown Calgary.

Included in the above capital expenditures is $8.1 million of Alberta Government royalty drilling credits recorded for the full year of 2009, as well as $3.1 million for British Columbia summer drilling credits relating to 2007 and 2008 drilling programs.  Without these credits, capital expenditures would have been $370.8 million.

In addition to the total capital expenditures during the year, ARC completed a corporate acquisition to purchase directly and indirectly all of the units of a general partnership formed to hold oil and gas assets in Ante Creek and other areas of northern Alberta (“Ante Creek”) for $180 million in cash prior to normal closing adjustments. The acquisition consisted of producing wells with production of approximately 2,000 boe per day and undeveloped land holdings.  This acquisition closed on December 21, 2009, and therefore financial results from the properties have been included in consolidated financial statements from that date.

ARC completed net property dispositions of both producing property and undeveloped land of $20.5 million that included a previously disclosed disposition of non-core assets in southeast Saskatchewan for proceeds of $33.5 million.

A breakdown of capital expenditures and net acquisitions is shown in Table 20:

Table 20

Capital Expenditures ($ millions)	2009	2008	% Change
Geological and geophysical	13.7	27.1	(49)
Drilling and completions	214.3	305.4	(30)
Plant and facilities	110.0	90.4	22
Undeveloped land	7.0	122.4	(94)
Other capital	14.6	3.3	342
Total capital expenditures	359.6	548.6	(34)
Producing property acquisitions (1)	8.2	1.4	100
Undeveloped land property acquisitions	14.5	53.5	(73)
Producing property dispositions (1)	(37.3)	(0.2)	(100)
Undeveloped land property dispositions	(5.9)	(3.7)	59
Corporate acquisition (2)	178.9	—	100
Total capital expenditures and net acquisitions	518.0	599.6	(14)

(1)          Value is net of post-closing adjustments.

(2)          Represents total consideration for the transactions, including fees but is prior to the related future income tax liability and asset retirement cost obligation.

Approximately 73 per cent of the $359.6 million capital program in 2009 was financed with cash flow from operating activities and proceeds from the distribution re-investment plan (“DRIP”) compared to 91 per cent in 2008.  Including proceeds from the net dispositions, capital expenditures were 51 per cent funded internally with the remaining 49 per cent funded through debt and working capital.

Table 21

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	2009			2008
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	359.6	158.4	518.0	548.6	51.0	599.6
Per cent funded by:
Cash flow from operating activities	54%	—	38%	68%	—	62%
Proceeds from Distribution re-investment plan (“DRIP”)	19%	—	13%	23%	—	21%
Debt	27%	100%	49%	9%	100%	17%
	100%	100%	100%	100%	100%	100%

Asset Retirement Obligation and Reclamation Fund

At December 31, 2009, ARC recorded an Asset Retirement Obligation (“ARO”) of $149.9 million ($141.5 million at December 31, 2008) for future abandonment and reclamation of ARC’s properties.  The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property as well as annual inflation factors in order to calculate the undiscounted total future liability. A significant portion of the costs are projected to be incurred in years 2050 to 2060.  The future liability is then discounted at a weighted average risk adjusted credit rate of 6.5 per cent to reflect ARC’s cost of borrowing for the year ended December 31, 2009.

Included in the December 31, 2009 ARO balance was a $4 million increase relating to the acquisition of the Ante Creek assets, a $3.8 million increase related to development activities and changes in estimates, $9.3 million for accretion expense in the year and a reduction of $8.7 million for actual abandonment expenditures incurred during 2009.

ARC has established two reclamation funds to finance future asset retirement obligations; one fund has been restricted to finance obligations specifically associated with the Redwater property, with the main fund financing all other obligations.  Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of ARC’s properties.  Minimum contributions to the Redwater fund over the next 46 years will be approximately $86 million.  The main fund has no minimum contribution requirement, however, the Board of Directors has approved voluntary contributions that currently result in annual contributions of $6 million.

ARC’s reclamation funds totaled $33.2 million as at December 31, 2009, compared to $28.2 million as at December 31, 2008.  Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure is outlined in Table 22, as at December 31, 2009 and 2008:

Table 22

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	December 31, 2009	December 31, 2008
Long-term debt	846.1	901.8
Working capital deficit (1)	56.3	60.1
Net debt obligations (2)	902.4	961.9
Market value of trust units and exchangeable shares (3)	4,765.7	4,405.9
Total capitalization (4)	5,668.1	5,367.8
Net debt as a percentage of total capitalization	15.9%	17.9%
Net debt to cash flow from operating activities	1.8	1.0

(1)          Working capital is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)          Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities.

(3)          Calculated using the total trust units outstanding at December 31 including the total number of trust units issuable for exchangeable shares at December 31, multiplied by the closing trust unit price of $19.94 and $20.10 for 2009 and 2008, respectively.

(4)          Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP, and therefore, it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC.

At December 31, 2009, ARC had total credit facilities of $1.3 billion with $846.1 million currently outstanding resulting in unused credit available of $470.5 million.  On January 5, 2010 ARC closed on an equity offering of 13 million units that raised net proceeds of approximately $240 million that were used to reduce ARC’s outstanding debt.  As a result, ARC’s credit available as at January 5, 2010 increased to approximately $710 million.

The credit facility syndicate includes 11 domestic and international banks.  ARC’s debt agreements contain a number of covenants all of which were met as at December 31, 2009.  These agreements are available at www.sedar.com.  The major financial covenants are described below:

•                  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC’s long-term strategy is to keep debt at less than 2.0 times cash flow from operating activities and under 20 per cent of total capitalization.  This strategy resulted in manageable debt to cash flow levels in 2009.  Debt to trailing cash flow from operating activities of 1.0 times at December 31, 2008 increased to 1.8 times with the significant decline in commodity prices and cash flow in 2009, but were well below the debt covenant levels of 3.0 times.  In 2010, with closing of the equity offering the debt to cash flow from operating activities, ratio declined to 1.2 times.  The expectation is increasing production volumes and commodity prices will result in further declines in this ratio during the course of the year.

The weak global economic situation in 2008 and 2009 impacted ARC along with all other oil and gas entities by restricting access to capital and increasing borrowing costs.  The credit situation improved dramatically during the third and fourth quarters of 2009 in the three markets that ARC typically uses to raise capital; equity, bank debt and long-term notes.

ARC entered into a bought deal equity offering with a group of underwriters on December 14, 2009, with the intent of issuing 10.3 million units and raising approximately $189 million of net proceeds.  Due to the excess demand by both institutional and retailer investors, ARC agreed to increase the size of the offering to 13 million units and raised approximately $240 million of net proceeds.  The pricing, discount and fees paid for this equity offering, were similar to those for offerings prior to the 2008/2009 recession period.

Credit conditions in the debt markets have improved dramatically in the last six months. Based on discussions with the 11 banks in ARC’s revolving credit syndicate, management believes that ARC could expect to renew the $800 million credit facility on or before its maturity on April 1, 2011, at the same or larger dollar amount for a three year term.  Costs of borrowing under our bank credit facilities comprise two items: first, the underlying interest rate on Bankers’ Acceptances (CDN dollar loans) or LIBOR rates (U.S. denominated borrowings) and second, the credit spread to ARC.  The credit spread to ARC in 2008 and 2009 ranged between 60 and 65 basis points.  Upon renewal of our credit facilities, management would expect to pay a credit spread of approximately 1.5 per cent to 2.5 per cent.  When added to the current three month BA rate, this would put the cost of borrowing under the revolving credit facility below three per cent, keeping bank debt ARC’s lowest cost of capital.  In addition to paying interest on the outstanding debt under the revolving syndicated credit facility all borrowers including ARC are charged a standby fee for the amount of the undrawn facility currently equal to 13.5 basis points. It is management’s expectation that this fee will also increase upon renewal.  Due to the increase of this fee, ARC will prudently establish excess credit lines to facilitate future operations and minor acquisitions with the view of increasing credit capacity when required to facilitate larger acquisitions.  Bankers’ Acceptance rates and LIBOR rates are at all time lows and it is expected these rates will increase as the economy recovers and central banks raise interest rates in an effort to stem inflation.

ARC also accesses long-term debt from large institutional investors by issuing long-term notes with an average term normally of five to 10 years.  The cost of this debt is based upon two factors: first, the current rate of long-term government bonds and second, ARC’s credit spread.  Similar to bank credit spreads, these spreads increased significantly in 2008 and early 2009 but are now declining.  ARC’s average interest rate on its outstanding long-term notes is 5.9 per cent with the last series of notes issued in 2009 at a blended rate of 7.5 per cent.  Based upon recent issues by ARC’s peers, management believes ARC could access additional funds by issuing long-term notes at a rate similar to or lower than our historical average of 5.9 per cent.

ARC expects to finance its 2010 capital program with cash flow from operating activities, proceeds from the DRIP and existing credit capacity. If ARC undertook any major acquisitions, management would finance the transactions with a combination of debt and equity in a cost effective manner.

Unitholders’ Equity

At December 31, 2009, there were 239 million trust units issued and issuable for exchangeable shares, an increase of 19.8 million trust units from December 31, 2008 due mostly to the issuance of 15.5 million trust units as part of an equity offering in February 2009 for net proceeds of $240 million.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During 2009, ARC raised proceeds of $67 million and issued 4.1 million trust units pursuant to the DRIP at an average price of $16.21 per unit.

On December 14, 2009 ARC entered into an agreement to sell 13 million trust units at $19.40 per trust unit to raise gross proceeds of approximately $252 million and net proceeds of approximately $240 million on a bought deal basis.  This equity offering was made concurrent with ARC agreeing to purchase properties for $180 million at Ante Creek.  The net proceeds of the offering were not received until January 5, 2010 at which time they reduced the outstanding indebtedness of ARC by $240 million.

Distributions

ARC declared distributions of $298.5 million ($1.28 per unit), representing 60 per cent of 2009 cash flow from operating activities compared to distributions of $570 million ($2.67 per unit) representing 60 per cent of cash flow from operating activities in 2008.

The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

•                  a portion of capital expenditures;

•                  annual contribution to the reclamation funds;

•                  debt principal repayments;

•                  income taxes if any; and

•                  certain obligations for future payments relative to the long-term incentive compensation under the Whole Unit Plan.

Cash flow from operating activities and distributions in total and per unit are summarized in Table 23:

Table 23

Cash flow from operating activities and distributions	2009	2008	% Change	2009	2008	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	497.4	944.4	(47)	2.11	4.37	(52)
Net reclamation fund contributions (1)	(4.6)	(2.2)	100	(0.01)	(0.01)	—
Capital expenditures funded with cash flow from operating activities	(194.3)	(372.2)	(48)	(0.83)	(1.72)	(52)
Other (2)	—	—	—	0.01	0.03	(67)
Distributions	298.5	570.0	(48)	1.28	2.67	(52)

(1)          Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)          Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities, are based on weighted average outstanding trust units in the period.

ARC continually assesses distribution levels, in light of commodity prices, capital expenditure programs and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•                  To maintain a level of distributions that, in normal times, in the opinion of management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows.  ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

•                  To ensure that ARC’s financial flexibility is maintained by a review of ARC’s debt to equity and debt to cash flow from operating activities levels.  The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities, reduces the requirements of ARC to use debt to finance these expenditures. In 2009, ARC funded 54 per cent of capital development activities with a portion of cash flow from operating activities. Distributions and the actual amount of cash flows withheld to fund ARC’s capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of Directors.

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses, whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions.

Table 24 illustrates the comparison of distributions to net income as a measure of long-term sustainability.  With the decline in commodity prices in 2009 relative to 2008, distributions were reduced from $0.15 per unit per month in December 2008, to $0.12 per unit per month in January 2009, and subsequently to the current rate of $0.10 per unit per month in May 2009.

Table 24

Net income and Distributions ($ millions except per cent)	2009	2008	2007
Net income	222.8	533.0	495.3
Distributions	298.5	570.0	498.0
Excess (Shortfall)	(75.7)	(37.0)	(2.7)
Excess (Shortfall) as per cent of net income	(34)%	(7)%	(1)%
Cash flow from operating activities	497.4	944.4	704.9
Distributions as a per cent of cash flow from operating activities	60%	60%	71%
Average distribution per unit per month	$0.11	$0.22	$0.20

The actual amount of future monthly distributions is proposed by Management and is subject to the approval and discretion of the Board of Directors. The Board reviews future distributions in conjunction with their review of quarterly financial and operating results.

Table 25

Calendar Year	Distributions	Taxable Portion	Return of Capital
2010 YTD (2)	0.10	0.10	—
2009	1.28	1.24	0.04
2008	2.67	2.62	0.05
2007	2.40	2.32	0.08
2006(1)	2.60	2.55	0.05
2005	1.94	1.90	0.04
2004	1.80	1.69	0.11
2003	1.78	1.51	0.27
2002	1.58	1.07	0.51
2001	2.41	1.64	0.77
2000	1.86	0.84	1.02
1999	1.25	0.26	0.99
1998	1.20	0.12	1.08
1997	1.40	0.31	1.09
1996	0.81	—	0.81
Cumulative	$25.08	$18.17	$6.91

(1)          Based on distributions paid and payable in 2006.

(2)          Based on distributions declared at January 31, 2010 and estimated taxable portion of 2010 distributions of 97 per cent.

Please refer to the Trust’s website at www.arcresources.com for details of the monthly distribution amounts and distribution dates for 2010.

Taxation of Distributions

Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For 2009, distributions declared in the calendar year will be 97 per cent return on capital or $1.24 per unit for the year (taxable) and three per cent return of capital or $0.04 per unit for the year (tax deferred).  For a more detailed breakdown, please visit our website at www.arcresources.com.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 26.

Table 26

	Payments due by period
		2-3	4-5	Beyond
	1 year	Years	years	5 years	Total
Debt repayments (1)	34.8	571.7	107.4	132.2	846.1
Interest payments (2)	20.1	35.5	24.2	20.8	100.6
Reclamation fund contributions (3)	4.9	8.9	7.7	64.2	85.7
Purchase commitments	41.2	37.1	15.9	14.9	109.1
Transportation commitments (4)	4.8	26.6	24.2	7.1	62.7
Operating leases	4.0	13.0	14.9	74.4	106.3
Risk management contract premiums (5)	1.6	—	—	—	1.6
Total contractual obligations	111.4	692.8	194.3	313.6	1,312.1

(1)          Long-term and short-term debt, excluding interest.

(2)          Fixed interest payments on senior secured notes.

(3)          Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)          Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early second quarter of 2010.

(5)          Fixed premiums to be paid in future periods on certain commodity risk management contracts.

The above noted risk management contract premiums are part of ARC’s commitments related to its risk management program and have been recorded at fair market value at December 31, 2009 on the balance sheet as part of risk management contracts.  In addition to the premiums, ARC has commitments related to its risk management program.

ARC enters into commitments for capital expenditures in advance of the expenditures being made.  At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s 2010 capital budget has been approved by the Board at $610 million. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2010 capital budget of $610 million includes $20 million for leasehold development costs related to ARC’s new office space in downtown Calgary.  These costs will be incurred throughout the first half of 2010.  The operating lease commitments for the new space begin in the first quarter of 2010 and are included in Table 26.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 26) does not include any commitments for outstanding litigation and claims.

ARC has certain sales contracts with aggregators whereby the price received by ARC is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 26), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2009.

Fourth Quarter Financial and Operational Results

•                  During the fourth quarter, ARC completed an acquisition for $180 million in cash consideration prior to normal closing adjustments of a partnership owning properties in the Ante Creek area.  The acquisition consisted of producing wells with production of approximately 2,000 boe per day and undeveloped land holdings.  This acquisition closed on December 21, 2009 and therefore financial results from the properties have been included in the Consolidated Financial Statements from that date.

•                  Announced concurrent with the Ante Creek acquisition was a bought deal financing where ARC entered into an agreement to sell 13 million trust units at $19.40 per trust unit to raise gross proceeds of approximately $252 million and net proceeds of approximately $240 million.  The net proceeds of the offering were received on January 5, 2010 at which time they reduced the outstanding indebtedness of ARC by $240 million.

•                  ARC’s fourth quarter production was 62,520 boe per day, a decrease of 2,793 boe per day from the fourth quarter of 2008 production of 65,313.  The decrease in production is attributable, in large part, to the natural declines on ARC’s properties as a result of the reduced capital spending throughout 2009.

•                  ARC spent $117.3 million on capital expenditures before net acquisitions in the fourth quarter compared to $169.4 million in 2008. ARC had an active fourth quarter drilling 39 gross wells (38 net wells) on operated properties with a 100 per cent success rate.  Included in ARC’s fourth quarter capital expenditures is $20.8 million incurred on the Dawson phase 1 60 mmcf per day gas plant scheduled to be commissioned early in the second quarter of 2010.

•                  The fourth quarter netback before hedging decreased slightly to $29.65 per boe as compared to $29.97 for the same period of 2008.  While ARC’s realized crude oil price was 29 per cent higher in the fourth quarter of 2009 than the same period in 2008, the realized natural gas price was 39 per cent lower than in the fourth quarter of 2008.

•                  Cash G&A expenses before payments made under the Whole Unit Plan in the fourth quarter decreased to $1.73 per boe as compared to $1.78 for the same period in 2008.  The decrease in 2009 is attributable to a decreased bonus accrual in 2009 reflecting the lower overall commodity price environment observed throughout 2009.

Table 27

Fourth Quarter Financial and Operational Highlights
(Cdn$ millions except per unit and per cent)	Q4 2009	Q4 2008	% Change
Production (boe/d)	62,520	65,313	(4)
Cash flow from operating activities	143.2	209.4	(32)
Per unit	$0.61	$0.96	(36)
Distributions	70.9	127.2	(44)
Per unit	$0.30	$0.58	(48)
Per cent of cash flow from operating activities	50	61	(18)
Net income	65.5	82.7	(21)
Per unit	$0.28	$0.38	(26)
Prices
WTI (US$/bbl)	76.17	58.75	30
Cdn$/US$ exchange rate	1.06	1.21	(12)
Realized oil price (Cdn $/bbl)	72.61	56.26	29
AECO gas monthly index (Cdn $/mcf)	4.23	6.79	(38)
Realized gas price (Cdn $/mcf)	4.58	7.48	(39)
Operating netback ($/boe)
Revenue, before hedging	48.42	50.06	(3)
Royalties	(7.94)	(9.14)	(13)
Transportation	(0.92)	(0.86)	7
Operating costs	(9.91)	(10.09)	(2)
Netback (before hedging)	29.65	29.97	(1)
Cash hedging gain (loss)	(0.47)	2.38	(120)
Netback (after hedging)	29.18	32.35	(10)
Capital expenditures	117.3	169.4	(31)
Net acquisitions and dispositions (1)	180.0	27.6	552
Capital funded with cash flow from operating activities (per cent)	73	65	12

(1)          Represents total consideration for the transactions, including fees but is prior to the related future income tax liability and asset retirement cost obligation.

Critical Accounting Estimates

ARC has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•                  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                  estimated capital expenditures on projects that are in progress;

•                  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that

ARC expects to recover in the future;

•                  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•                  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                  estimated future recoverable value of property, plant and equipment and goodwill.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

Assessment of Business Risks

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust’s business that can impact the financial results as follows:

VOLATILITY OF OIL AND NATURAL GAS PRICES

ARC’s operational results and financial condition, and therefore the amount of distributions paid to the unitholders and the amount of capital expenditures will be dependent on the prices received for oil and natural gas production.  With the decline in commodity prices in 2009 relative to 2008, distributions were reduced from $0.15 per unit per month in December 2008, to $0.12 per unit per month in January 2009, and subsequently to the current rate of $0.10 per unit per month in May 2009 when oil prices were below US$50 per barrel for West Texas intermediate and under $4.00 per mcf for NYMEX gas contracts.   Further declines in oil and natural gas prices will result in further declines in, or elimination of, such distributions. Oil and natural gas prices are determined by economic and in some circumstances political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices will also have an effect on ARC’s financial condition and its ability to continue with its capital expenditure program.  ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

REFINANCING AND DEBT SERVICE

ARC currently has an $800 million syndicated credit facility with eleven banks, with approximately 257 million drawn as of January 5, 2010 after receipt of the $240 million proceeds from the announced December 14 and 15, 2009 equity offering.  At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before April 11, 2011, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations.

ARC currently has US$298 million of U.S. denominated long-term debt outstanding which requires principal repayments starting in April 2010 and continuing until April 2021. ARC intends to fund these debt maturities with existing credit facilities. In the event ARC is unable to refinance its debt obligations it may impact ARC’s ability to fund its ongoing operations and distribute cash.

ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or distribution policy to comply with covenants under the credit facility. The lenders have security interests over substantially all of the assets of ARC. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.

COUNTERPARTY RISK

ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.  In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and distributions paid to unitholders may be impacted.  ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Over the last two years, the Canadian dollar has experienced significant volatility, impacting the amount of Canadian dollars received by ARC for its production. Continued volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both distributions and capital expenditures.  ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates may impact future distributions to the unitholders and the future value of ARC’s reserves as determined by independent evaluators.

RESERVES ESTIMATES

The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas liquids and natural gas are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for the Trust’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.

CHANGES IN INCOME TAX LEGISLATION

Income tax laws, or other laws, may in the future be changed or interpreted in a manner that adversely affects ARC or its unitholders.  Tax authorities having jurisdiction over ARC or unitholders may disagree with how ARC calculates its income for tax purposes or payment of crown royalties or could change administrative practices to the detriment of ARC and its unitholders.

On June 22, 2007, the federal legislation (Bill C-52) implementing the tax on publicly traded income trusts and limited partnerships (the “SIFT Rules”) received Royal Assent.    The SIFT Rules are not expected to effect the Trust until 2011 as the Trust does not expect to exceed the normal growth guidelines announced by the Department of Finance.  Under the SIFT Rules, the SIFT tax rate will be the federal general corporate income tax rate and the applicable provincial corporate rate.  The federal general corporate income tax rate will be 16.5 per cent in 2011 and 15 per cent after 2011 and the provincial component will approximate 10 per cent.

Management and the Board of Directors continue to review the impact of this tax on our business strategy and we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. A unitholder meeting in December 2010 is planned to have unitholders vote on the conversion of the trust to a corporation.  It is ARC’s interpretation of Canadian tax legislation that Canadian investors who hold their units in a taxable account will be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a Trust in 2011.  However, Canadian tax deferred investors (those holding their Trust Units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower return on distributions in 2011 due to the introduction of the SIFT Tax should ARC stay as a Trust.  Tax deferred investors and foreign investors will not have the ability to claim the dividend tax credit if ARC converts to a corporation.

CHANGES IN GOVERNMENT ROYALTY LEGISLATION

Provincial Programs related to the oil and natural gas industry may change in a manner that adversely impacts unitholders.  ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. The Alberta Government revised its royalty program in 2009 and issued several amendments to the program throughout the year which have been favorable to ARC, however, there is a risk that future amendments to the program could have a non-favorable impact on ARC.

ACQUISITIONS

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and ARC. In particular, changes in the prices of and markets for oil, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the units. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

ENVIRONMENTAL CONCERNS AND IMPACT ON ENHANCED OIL RECOVERY PROJECTS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC.   Furthermore, management believes the federal political parties, appear to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets.  In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

Additionally, the potential impact on ARC’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed. Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for ARC to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of ARC’s enhanced oil recovery programs would be limited.

Although ARC has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations based on current estimates, there can be no assurance that ARC will be able to satisfy its actual future environmental and reclamation obligations with the balance of the fund and therefore future cash flows may be required to fund future reclamation spending which may reduce the amount of distributions paid to unitholders.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. Approximately 23 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of non-payment delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of the distributions could result in such circumstances.

DEPLETION OF RESERVES AND MAINTENANCE OF DISTRIBUTION

ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out.  There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels; nor as a consequence, that the amount of distributions by ARC to unitholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.

PROJECT RISKS

ARC manages a variety of small and large projects in the conduct of our business and plans to spend $610 million on capital projects throughout 2010.  Project delays may impact expected revenues from operations.  Significant project cost over-runs could make a project uneconomic.  Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•              availability of processing capacity;

•              availability and proximity of pipeline capacity;

•              availability of storage capacity;

•              supply of and demand for oil and natural gas;

•              availability of alternative fuel sources;

•              effects of inclement weather;

•              availability of drilling and related equipment;

•              unexpected cost increases;

•              accidental events;

•              changes in regulations;

•              availability and productivity of skilled labour; and

•                                          regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Disclosure Controls and Procedures

As of December 31, 2009, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and the Senior Vice President Finance and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, as reflected in their report for 2009.  No changes were made to the Trust’s internal control over financial reporting during the year ending December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Financial Reporting Update

Current Year Accounting Changes

Effective January 1, 2009, ARC adopted Section 3064, “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”).  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.   This new section has no current impact on ARC or its Consolidated Financial Statements. This standard was adopted prospectively.

Effective December 31, 2009, ARC adopted CICA issued amendments to Handbook Section 3862, “Financial Instruments — Disclosures”. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels.  Refer to Note 13 Financial Instruments and Risk Management for enhanced fair value disclosures and Note 9 Financial Liabilities and Liquidity Risk for liquidity risk disclosures.  The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS.

Future Accounting Changes

Business Combinations

The CICA issued Handbook Section 1582 “Business Combinations” that replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date.  Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price.  This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled.  Currently, standards require only contingent liabilities that are payable to be recognized.  The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-current assets in the purchase price allocation.  This standard applies prospectively to business combinations on or after January 1, 2011 with earlier application permitted.  ARC is currently assessing the impact of the standard.

Consolidated Financial Statements and Non-controlling Interest

The CICA issued Handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests”, which replaces existing guidance under Section 1600 “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of Consolidated Financial Statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in Consolidated Financial Statements subsequent to a business combination. These standards will be effective for ARC for business combinations occurring on or after January 1, 2011, with early application permitted. ARC is currently assessing the impact of the standard.

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (“AcSB”) issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accounting enterprises will be required to apply IFRS, in full and without modification, for financial periods beginning on January 1, 2011.  The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by ARC for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

ARC has commenced the process to transition from current Canadian GAAP to IFRS.  Internal staff has been appointed to lead the conversion project along with sponsorship from the leadership team. Resource requirements have been identified and all IFRS requirements will be met with internal employees supplemented with consultants as required. Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS conversion has been implemented along with scheduled training sessions throughout 2010.  At this time, ARC has begun the process of training key personnel within the accounting and finance functions as well as the management team. This has occurred through external IFRS oil and gas training and workshops that have been attended by key members of the accounting and finance team in 2009 and early 2010. A training session has been scheduled for the Audit Committee in June, 2010.

ARC’s project consists of three key phases:

•                  Scoping and diagnostic phase — this phase involves performing a high level impact analysis to identify areas that may be affected by the transition to IFRS.  The results of this analysis are priority ranked according to complexity and the amount of time required to assess the impact of changes in transitioning to IFRS.

•                  Impact analysis and evaluation phase — during this phase, items identified in the diagnostic are addressed according to the priority levels assigned to them.  This phase involves analysis of policy choices allowed under IFRS and their impact on the financial statements.  In addition, certain potential differences are further investigated to assess whether there may be a broader impact to ARC’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the impact analysis and evaluation phase will require the audit committee of the Board of Directors to review and approve all accounting policy choices as proposed by management.

•                  Implementation phase — involves implementation of all changes approved in the impact analysis phase and will include changes to information systems, business processes, modification of agreements and training of all staff who are impacted by the conversion.

ARC has completed the scoping and diagnostic phase and has prepared draft analysis for the impact analysis and evaluation phase.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to ARC’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for ARC which at this time are summarized as follows:

•                  Business Combinations — IFRS 1 would allow ARC to use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for ARC on January 1, 2011, however, early adoption is permitted.

•                  Property, Plant and Equipment (“PP&E”) — IFRS 1 provides the option to value the PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as ARC, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, ARC’s PP&E assets must be divided into smaller cost centers.  The net book value of the assets on the date of transition will be allocated to the new cost centers on the basis of ARC’s reserve volumes or values at that point in time.

•                  Share-Based Payments — IFRS 1 allows ARC an exemption on  IFRS 2, “Share-Based Payments” to equity instruments granted on or before November 2, 2002 or which vested before ARC’s transition date to IFRS.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.  At this time, ARC has identified key differences that will impact the financial statements as follows:

•                  Re-classification of Exploration and Evaluation (“E&E”) expenditures from PP&E — Upon transition to IFRS, ARC will re-classify all E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet.  This will consist of the book value for ARC’s undeveloped land that relates to exploration properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•                  Calculation of depletion expense for PP&E assets — Upon transition to IFRS, ARC has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  ARC has not concluded at this time which method for calculating depletion will be used.

•                  Impairment of PP&E assets — Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves.

•                  Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009 and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010, Management is still determining the impact of these revised standards on its IFRS transition and expects to have all additional potential material impact areas identified during the first quarter of 2010 and approved by the audit committee during the second quarter of 2010.

In addition to accounting policy differences, ARC’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures, ARC’s business activities and IT systems as follows:

•                  Internal controls over financial reporting (“ICFR”) — As the review of ARC’s accounting policies is completed, an assessment will be made to determine changes required for ICFR.  As an example, additional controls will be implemented for the IFRS 1 changes such as the allocation of ARC’s PP&E as well as the process for re-classifying ARC’s E&E expenditures from PP&E.  This will be an ongoing process through 2010 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•                  Disclosure controls and procedures — Throughout the transition process, ARC will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that all stakeholders are kept apprised. Management anticipates to deliver investor presentations during the fourth quarter of 2011 to explain the differences between the historical Canadian GAAP statements and the IFRS statements.

•                  Business activities — Management has been cognizant of the upcoming transition to IFRS and as such has worked with our counterparties and lenders to ensure that agreement references to Canadian GAAP statements are modified to allow for IFRS statements.  Based on the expected changes to ARC’s accounting policies at this time, there are no foreseen issues with the existing wording of debts covenants and related agreements as a result of the conversion to IFRS.  During the 2010 quarterly meetings held with ARC’s lenders there will be an update on IFRS as it relates to ARC  and management will continue to monitor these areas closely as final policy choices are made.

•                  IT systems — ARC has completed most of the system updates required in order to ready the company for IFRS reporting.  The modifications were not significant, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs and E&E costs with a more granular level of detail for IFRS reporting.   Additional system modifications may be required based on final policy choices.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for ARC. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “strategy” and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: all of the matters under the heading “2009 Guidance and Financial Highlights” which contains guidance for 2010, the future expenditure plans for 2010 and expected production under the heading “Production”, the expected benefits from various incentive plans instituted in the provinces of Alberta and British Columbia and future operating costs under the heading “Operating Netbacks”, the expected increase in cash G&A in 2010 and the expected payments in 2010 under the Whole Unit Plan under the heading “General and Administrative Expenses (“G&A”) and Trust Unit Incentive Compensation”, the increase in interest rates in 2010 as a result of the renewal of our credit facility under the heading “Interest and Financing Charges” and the costs and opportunity for renewal of the bank facility and other information relating to financing the 2010 capital expenditures under the heading: “Capitalization, Financial Resources and Liquidity”, the payment of income taxes in the future by ARC and the availability of a non-taxable conversion of trust unit to shares on the conversion of the trust structure to a corporation under the heading “Taxes”, and a number of other matters, including the amount of future asset retirement; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, future tax treatment of income trusts and future taxes payable by ARC; ARC’s income tax pools and the future impact of the implementation of IFRS on ARC’s financial statements.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC’s reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC’s products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC’s properties, increased debt levels or debt service requirements; inaccurate estimation of ARC’s oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC’s public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC’s Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Additional Information

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

ANNUAL HISTORICAL REVIEW

For the year ended December 31
(Cdn $ millions, except per unit amounts)	2009	2008	2007	2006	2005
FINANCIAL
Revenue before royalties	978.2	1,706.4	1,251.6	1,230.5	1,165.2
Per unit (1)	4.16	7.90	5.95	6.02	6.10
Cash flow from operating activities (2)	497.4	944.4	704.9	734.0	616.7
Per unit — basic (1)	2.11	4.37	3.35	3.59	3.23
Per unit — diluted	2.11	4.37	3.35	3.58	3.20
Net income	222.8	533.0	495.3	460.1	356.9
Per unit — basic (3)	0.96	2.50	2.39	2.28	1.90
Per unit — diluted	0.96	2.50	2.39	2.27	1.88
Distributions	298.5	570.0	498.0	484.2	376.6
Per unit (4)	1.28	2.67	2.40	2.40	1.99
Total assets	3,914.5	3,766.7	3,533.0	3,479.0	3,251.2
Total liabilities	1,540.1	1,624.6	1,491.3	1,550.6	1,415.5
Net debt outstanding (5)	902.4	961.9	752.7	739.1	578.1
Weighted average trust units (millions) (6)	235.4	216.0	210.2	204.4	191.2
Trust units outstanding and issuable at year-end (millions) (6)	239.0	219.2	213.2	207.2	202.0
CAPITAL EXPENDITURES
Geological and geophysical	13.7	27.1	14.9	11.4	9.2
Land	7.0	122.4	77.5	32.4	9.1
Drilling and completions	214.3	305.4	229.5	240.5	191.8
Plant and facilities	110.0	90.4	72.1	77.6	55.0
Other capital	14.6	3.3	3.2	2.6	3.7
Total capital expenditures	359.6	548.6	397.2	364.5	268.8
Property acquisitions (dispositions), net	(20.5)	51.0	42.5	115.2	91.3
Corporate acquisitions (7)	178.9	—	—	16.6	505.0
Total capital expenditures and net acquisitions	518.0	599.6	439.7	496.3	865.1
OPERATING
Production
Crude oil (bbl/d)	27,509	28,513	28,682	29,042	23,282
Natural gas (mmcf/d)	194.0	196.5	180.1	179.1	173.8
Natural gas liquids (bbl/d)	3,689	3,861	4,027	4,170	4,005
Total (boe per day 6:1)	63,538	65,126	62,723	63,056	56,254
Average prices
Crude oil ($/bbl)	62.24	94.20	69.24	65.26	61.11
Natural gas ($/mcf)	4.18	8.58	6.75	6.97	8.96
Natural gas liquids ($/bbl)	40.67	69.71	54.79	52.63	49.92
Oil equivalent ($/boe)	42.07	71.25	54.54	53.33	56.54
RESERVES (company interest) (8)
Proved plus probable reserves
Crude oil and NGL (mbbl)	153,413	153,020	158,341	162,193	163,385
Natural gas (bcf)	1,353.2	1,012.2	768.2	743.6	741.7
Total (mboe)	378,953	321,723	286,370	286,125	286,997
TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High	21.89	33.95	23.86	30.74	27.58
Low	11.73	15.01	18.90	19.20	16.55
Close	19.94	20.10	20.40	22.30	26.49
Average daily volume (thousands)	1,057	975	597	706	656

(1)         Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)         This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters. Refer to non-GAAP section.

(3)         Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)         Based on number of trust units outstanding at each distribution date.

(5)         Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.

(6)         Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(7)         Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

(8)         Company interest reserves are the gross interest reserves plus the royalty interest prior to the deduction of royalty burdens.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per unit amounts)	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL
Revenue before royalties	278.6	239.2	235.2	225.2	300.8	485.7	512.0	407.9
Per unit (1)	1.17	1.01	0.99	0.98	1.38	2.24	2.38	1.91
Cash flow from operating activities (2)	143.2	125.6	104.3	124.3	209.4	251.4	273.4	209.9
Per unit — basic (1)	0.60	0.53	0.44	0.54	0.96	1.16	1.27	0.98
Per unit — diluted	0.60	0.53	0.44	0.54	0.96	1.16	1.27	0.98
Net income	65.5	68.9	66.1	22.3	82.7	311.7	57.3	81.3
Per unit — basic (3)	0.28	0.29	0.28	0.10	0.38	1.46	0.27	0.39
Per unit — diluted	0.28	0.29	0.28	0.10	0.38	1.46	0.27	0.38
Distributions	70.9	70.6	75.0	82.0	127.2	171.3	144.7	126.8
Per unit (4)	0.30	0.30	0.32	0.36	0.59	0.80	0.68	0.60
Total assets	3,914.5	3,642.9	3,672.5	3,733.1	3,766.7	3,687.5	3,664.3	3,592.6
Total liabilities	1,540.1	1,278.4	1,323.1	1,392.1	1,624.6	1,530.8	1,689.6	1,560.4
Net debt outstanding (5)	902.4	705.4	737.6	781.5	961.9	773.2	756.1	770.1
Weighted average trust units (6)	238.5	237.7	236.6	228.9	218.3	216.6	215.2	213.8
Trust units outstanding and issuable (6)	239.0	238.1	237.1	236.0	219.2	217.4	215.8	214.7
CAPITAL EXPENDITURES
Geological and geophysical	2.9	3.0	5.0	2.8	3.7	1.3	16.4	5.5
Land	2.0	4.5	0.2	0.2	17.1	18.6	57.8	28.8
Drilling and completions	66.1	61.0	18.6	68.5	117.1	91.4	32.6	64.4
Plant and facilities	35.3	26.1	23.6	25.1	30.5	24.2	24.1	11.6
Other capital	11.0	1.6	1.5	0.6	1.0	0.9	0.4	1.0
Total capital expenditures	117.3	96.2	48.9	97.2	169.4	136.4	131.3	111.3
Property acquisitions (dispositions) net	1.1	(30.1)	2.3	6.2	27.6	13.1	0.3	10.1
Corporate acquisitions (7)	178.9	—	—	—	—	—	—	—
Total capital expenditures and net acquisitions	297.3	66.1	51.2	103.4	197.0	149.5	131.6	121.4
OPERATING
Production
Crude oil (bbl/d)	27,415	26,921	26,917	28,806	28,935	28,509	27,541	29,064
Natural gas (mmcf/d)	189.0	193.1	200.2	193.8	195.1	192.0	194.7	204.3
Natural gas liquids (bbl/d)	3,597	3,717	3,679	3,764	3,858	3,822	3,906	3,856
Total (boe per day 6:1)	62,520	62,824	63,969	64,872	65,313	64,325	63,896	66,976
Average prices
Crude oil ($/bbl)	72.61	67.74	62.74	46.44	56.26	114.20	118.32	89.72
Natural gas ($/mcf)	4.58	3.25	3.73	5.20	7.48	8.68	10.41	7.80
Natural gas liquids ($/bbl)	46.12	38.92	38.89	38.86	45.22	82.87	82.29	68.54
Oil equivalent ($/boe)	48.35	41.31	40.32	38.40	49.93	81.42	87.73	66.67
TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High	21.89	20.20	19.25	20.90	22.55	33.30	33.95	27.06
Low	19.06	15.48	14.12	11.73	15.01	22.33	25.19	20.00
Close	19.94	20.20	17.81	14.15	20.10	23.10	33.95	26.38
Average daily volume (thousands)	963	1,038	988	1,240	1,523	841	659	863

(1)         Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)         This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters. Refer to non-GAAP section.

(3)         Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)         Based on number of trust units outstanding at each distribution date.

(5)         Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.

(6)         Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(7)         Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.